January 31, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention: Jeffrey P. Riedler

Matthew Jones

Re:                             Genocea Biosciences, Inc.

Registration Statement on Form S-1 (File No. 333-193043)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between January 23, 2014 and the date hereof 3,801 copies of the Preliminary Prospectus dated January 23, 2014 were distributed as follows: 0 to prospective underwriters; 2,364 to institutional investors; 2 to prospective dealers; 1,435 to individuals; 0 to rating agencies and 0 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Tuesday, February 4, 2014, or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Citigroup Global Markets Inc.
Cowen and Company, LLC
As representatives of the
Prospective Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Rizwan Velji
Name: Rizwan Velji
Title: Vice President

By:	Cowen and Company, LLC

By:	/s/ George Milstein
Name: George Milstein
Title: Managing Director

Signature Page to Acceleration Request